LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI

650 Page Mill Road

Palo Alto, California 94304-1050

Telephone: 650-493-9300 Facsimile: 650-493-6811

March 16, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Synplicity, Inc.
Preliminary Proxy Solicitation Material
Commission File No. 000-31545

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary copy of the Notice of Annual Meeting of Shareholders and Proxy Statement in the form such materials will be furnished to stockholders on or about April 16, 2007 is herewith filed via Edgar submission on behalf of Synplicity, Inc. (the “Company”). Attached as appendices to the Proxy Statement are the form of Proxy Card, the Amended and Restated Bylaws, and the Company’s 2000 Stock Plan. The shares reserved for issuance under the 2000 Stock Plan have been registered previously.

If you have any questions or comments regarding the proxy solicitation materials, please feel free to call me at 650-565-3558.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jenny C. Yeh